WINDARRA MINERALS LTD. – "WRA"

NEWS RELEASE **JULY 15, 2002**

July 15, 2002- Windarra Minerals Ltd. (the "Company") announces that, further to its news released dated May 31, 2002, the Company is continuing the review and compilation of documentation in connection with the amalgamation with and reverse take-over regarding China Energy and Power Corporation.

BY ORDER OF THE BOARD

"John Pallot"

John Pallot, President

02042943

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Two Bentall Centre, 555 Burrard Street, 9th Floor, Vancouver, BC, V7X 1M8 Phone: (604) 688-1508 Fax: (604) 893-7071